                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended April 2, 2000



                               MADGE NETWORKS N.V.



                           Transpolis Schiphol Airport
                                Polaris Avenue 23
                                2132 JH Hoofddorp
                                 The Netherlands
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

     Form 20-F     X       Form 40-F
              ------------          ------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     Yes                   No      X
        ------------         ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     82-    N.A.
        ------------


                               Page 1 of 31 Pages
                        Exhibit Index Appears on Page 24.

                               MADGE NETWORKS N.V.

                                    Form 6-K

                                TABLE OF CONTENTS


                                                                                           Page
                                                                                           ----
Financial Information:*

Condensed Consolidated Balance Sheets as of March 31, 2000 (unaudited)
and December 31, 1999                                                                       3

Condensed Consolidated Statements of Operations for the three months
ended March 31, 2000 and 1999 (unaudited)                                                   4

Condensed Consolidated Statements of Cash Flows for the three months
ended March 31, 2000 and 1999 (unaudited)                                                   5

Notes to Condensed Consolidated Financial Statements                                        6

Forward Looking Statements                                                                  9

Management's Discussion and Analysis of Financial Condition and Results
of Operations                                                                               9

Legal Proceedings                                                                          13

Risk Factors                                                                               14

Signatures                                                                                 23

Exhibit Index                                                                              24

Exhibit A--First Quarter Press Release                                                     25

----------
[FN]
* The Company's fiscal year ends on December 31 of each year. For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on a calendar month end, whereas, in fact, the Company operates on the basis of thirteen week financial quarters.

Madge Networks N.V.
Condensed Consolidated Balance Sheets
(in thousands) (Unaudited)


                                                                  MARCH 31,           DECEMBER 31,
                                                                    2000                 1999
                                                                 ----------            ----------
ASSETS
Current assets:
      Cash and cash equivalents                                  $   19,195            $   19,471
      Restricted cash                                                 9,224                10,500
      Accounts receivable net of
      Allowance for doubtful accounts
      at December 31, 1999 of $4,152
      and March 31, 2000 of $4,023                                   41,363                38,655
Inventories
      Raw materials                                                   2,564                   833
      Finished goods                                                 10,771                15,327
                                                                 ----------            ----------
                                                                     13,335                16,160

Current deferred tax assets                                              42                    44
Prepayments and other current assets                                 17,766                10,758
                                                                 ----------            ----------
      Total current assets                                          100,925                95,588

Property and equipment, net                                          45,045                44,834
Goodwill, net of accumulated amortization                            32,104                32,528
Intangible assets, net of accumulated amortization                   16,831                19,548
                                                                 ----------            ----------
Total assets                                                     $  194,905            $  192,498
                                                                 ==========            ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
      Short-term borrowing                                       $    4,627            $    7,107
      Accounts payable                                               14,187                13,514
      Deferred consideration                                          7,224                 8,500
      Accrued wages and related liabilities                           4,010                 5,196
      Other accrued liabilities                                      55,795                65,429
      Income taxes payable                                           15,779                16,715
      Current portions of lease obligations                           2,723                 3,298
                                                                 ----------            ----------
      Total current liabilities                                     104,345               119,759

Long-term liabilities and lease obligations                           2,956                 3,563
                                                                 ----------            ----------
      Total Liabilities                                             107,301               123,322
Shareholders' equity:
      Common shares                                                  25,055                23,340
      Additional paid-in capital                                    143,403               110,009
      Treasury stock                                                   (404)                 (404)
      Retained deficit                                              (72,029)              (56,937)
      Accumulated other comprehensive income                         (8,421)               (6,832)
                                                                 ----------            ----------
Total shareholders' equity                                           87,604                69,176
                                                                 ----------            ----------
Total liabilities and shareholders' equity                       $  194,905            $  192,498
                                                                 ==========            ==========

                             See accompanying notes

Madge Networks N.V.
Condensed Consolidated Statements of Operations (Unaudited)
(in thousands, except share and per share amounts)


                                                                                        THREE MONTHS ENDED
                                                                                              MARCH 31,
                                                                                    ---------------------------
                                                                                       2000               1999
                                                                                    ---------         ---------
Madge.web sales                                                                     $   7,868         $   4,903
Madge.connect sales                                                                    43,642            43,911
                                                                                    ---------         ---------
Net sales                                                                              51,510            48,814
Cost of sales:                                                                         36,063            27,900
                                                                                    ---------         ---------
      Gross profit                                                                     15,447            20,914
Operating expenses:
      Sales and marketing                                                              19,103            17,210
      Research and development                                                          5,682             9,375
      General and administrative                                                        5,399             3,868
                                                                                    ---------         ---------
Total operating expenses                                                               30,184            30,453
                                                                                    ---------         ---------
      Loss from operations                                                            (14,737)           (9,539)
 Interest and other income (expense), net                                                (115)            1,062
                                                                                    ---------         ---------
      Loss before income taxes                                                        (14,852)           (8,477)
Provision  for income taxes                                                               240                --
                                                                                    ---------         ---------
Net loss                                                                            $ (15,092)        $  (8,477)
                                                                                    =========         =========
Net loss per share
Basic                                                                               $   (0.36)        $   (0.20)
Diluted                                                                             $   (0.36)        $   (0.20)
Shares used in computing loss per share
Basic                                                                                  41,993            41,400
Diluted                                                                                41,993            41,400

                             See accompanying notes

Madge Networks N.V.
Condensed Consolidated Statements of Cash Flows
(Unaudited) (in thousands)

                                                                                      THREE MONTHS ENDED
                                                                                           MARCH 31,
                                                                                    ------------------------
                                                                                      2000           1999
                                                                                    ---------      ---------
Cash flows from operating activities:
  Net loss                                                                          $ (15,092)     $  (8,477)
Adjustments to reconcile net  loss to net cash provided by
operating activities:
  Depreciation                                                                          3,308          6,284
  Amortization of goodwill and other intangible assets                                  3,170             --
   Loss on disposal of fixed assets                                                        28             --
Changes in assets and liabilities:
  Accounts receivable                                                                 (2,708)         (1,676)
  Restricted cash                                                                       1,276             --
  Net inventories                                                                       2,825            212
  Prepaid expenses and other current assets                                            (7,006)         3,704
  Accounts payable                                                                        673         (6,781)
  Other accrued liabilities                                                           (10,820)        (2,062)
  Income taxes payable                                                                   (936)         3,712
  Deferred consideration                                                               (1,276)            --
                                                                                    ---------      ---------
Net cash used in operating activities                                                 (26,558)        (5,084)
                                                                                    ---------      ---------
Cash flows from investing activities:
  Additions to property and equipment                                                  (5,180)       (10,729)
  Purchase of subsidiary - Gains                                                           --        (37,743)
                                                                                    ---------      ---------
Net cash used in investing activities                                                  (5,180)       (48,472)
                                                                                    ---------      ---------
Cash flows from financing activities:
  Repayments of mortgage and lease obligations                                         (1,182)          (258)
  Repayments of short-term loan                                                        (2,480)          (947)
  Repurchase of common shares                                                              --         (1,961)
  Net proceeds from issue of common shares                                             35,109            795
                                                                                    ---------      ---------
Net cash provided by (used in) financing activities                                    31,447         (2,371)
                                                                                    ---------      ---------
Net decrease in cash and cash equivalents                                           $    (291)     $ (55,927)
                                                                                    =========      =========
Cash and cash equivalents at the beginning of the period                            $  19,471      $ 130,494
Effect of exchange rate changes on cash                                                    15             71
Cash and cash equivalents at the beginning of the period
(at period end exchange rates)                                                         19,486        130,565
Cash and cash equivalents at the end of the period                                     19,195         74,638
                                                                                    =========      =========
Net decrease in cash and cash equivalents                                           $    (291)     $ (55,927)
                                                                                    =========      =========

                             See accompanying notes

MADGE NETWORKS N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The condensed consolidated financial statements include the accounts of Madge Networks N.V, a company incorporated in The Netherlands, and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. The condensed consolidated financial statements have been prepared by us without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been made. The condensed consolidated balance sheet at December 31, 1999 has been derived from the audited consolidated financial statements at that date.

     Our fiscal year ends on December 31 of each year. For the purposes of presentation, we have indicated its fiscal quarters within the year as ending on a calendar month end, whereas, in fact, we operate on the basis of thirteen week financial quarters.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1999 included in our 1999 Annual Report on Form 20-F.

Revenue recognition

     Contract service revenue is recognized on an accrual basis ratably over the life of the contract. Contract revenues invoiced in advance of revenues earned are recorded as deferred revenue. Telecommunications revenues are recognized when services are rendered in accordance with customer usage.

     We recognize revenue from product sales upon shipment of product. Net sales from non-recurring technology licensing or engineering is recognized on customer acceptance. Software license royalty revenue is recognized upon notification by the licensee that products incorporating our software have been shipped by the licensee.

     Subject to certain limitations, we permit some distributors to exchange products or to return products in exchange for credits against future purchases. In addition, in the event we reduce our selling prices, we credit our distributors for the difference between the purchase price of products remaining in the customers' inventories and our reduced price for such products, subject to certain limitations. An allowance for sales returns and price reduction adjustments is accrued concurrently with the recognition of revenue.

Inventories

     Inventories are stated at the lower of cost or market value, determined on a weighted average cost method.

Goodwill and other intangible assets

     We amortize goodwill and other intangible assets on a systematic basis over the estimated useful lives, which range from three to twenty years. Goodwill has been calculated as the excess of the purchase consideration paid over fair value of the net assets acquired. The basis for other intangible assets has been calculated through cash flow analysis to determine the fair value of the specific intangible assets. The carrying amounts of goodwill is reviewed on a regular basis for indicators of impairment. Indicators of impairment include an adverse change in the opportunities or business climate in which we operate. Should indicators of impairment exist, such impairment will be reviewed through the examination of discounted cash flows.

Accrued warranty costs

     We provide limited warranties on our software and hardware products. Warranty periods range from 90 days for some software products to lifetime warranties for some hardware products. We have the option to either repair or replace defective products or return the price paid. We accrue for expected future warranty costs.


Foreign currency translation

     Madge accounts for foreign currency in accordance with Statement of Financial Accounting Standard ("SFAS") No. 52, "Foreign Currency Translation". Under this Statement, assets and liabilities of our non-U.S. dollar subsidiaries are translated into U.S. dollars at exchange rates in effect at the close of the period. The resulting translation adjustments are excluded from net earnings, and accumulated as a separate component of shareholders' equity. The income and expenses of these operations are translated at average monthly market exchange rates.

     Foreign currency transaction gains and losses are included in results of operations in the periods in which they occur. The total amount of currency transaction gain recognized in the three months ended March, 31 2000 was $420,000 and for the three months ended March 31, 1999 was $141,000.

Per share data

     Basic earnings per share ("EPS") is calculated using the weighted average number of common shares outstanding. Diluted EPS is calculated based on the weighted average number of common shares plus the dilutive common shares from the potential exercise of employee share options. In periods when the Company reports a net loss, diluted EPS is not reported because the effect of potential common shares is anti-dilutive.

Three months ended March 31, (in thousands)                               1999               2000
                                                                       ---------         ----------
Numerator for the basic and diluted net loss per share:
Net loss                                                               $ (15,092)        $   (8,477)
                                                                       =========         ==========
Denominator for basic and diluted net loss per share:
Weighted average shares outstanding                                       41,993             41,400
                                                                       =========         ==========
Net loss per share:
Basic and diluted                                                      $   (0.36)        $    (0.20)



2.   COMPREHENSIVE INCOME (LOSS)

     Under SFAS No. 130, "Reporting Comprehensive Income," foreign currency translation adjustments are included in other comprehensive income (loss).

The following are the components of comprehensive income (loss):

Three months ended March 31, (in thousands)                               1999               2000
                                                                       ---------         ----------
Net (loss) income                                                      $ (15,092)        $   (8,477)
                                                                       ---------         ----------
Foreign currency adjustments                                              (1,589)               (18)
                                                                       ---------         ----------
Other comprehensive loss                                                  (1,589)               (18)
                                                                       ---------         ----------
Total comprehensive loss                                               $ (16,681)        $   (8,495)
                                                                       =========         ==========

The components of accumulated other comprehensive loss are as follows:

                                                                          March 31,       December 31,
                                                                           2000              1999
                                                                         --------          --------
Cumulative translation adjustments                                       $ (8,421)         $ (6,832)
                                                                         --------          --------
Total accumulated other comprehensive loss                               $ (8,421)         $ (6,832)
                                                                         ========          ========

                           FORWARD LOOKING STATEMENTS

Our operating results have in the past and may be in the future affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Form 6-K express our "anticipation," "belief," "commitment," "expectation," "intention," "goals," "plans" or similar terms, regarding, the success and growth of Madge.web, economies of scale being achieved by Madge.web, expected dates for the launch of our products and services, the adequacy of our financial resources and our ability to raise additional financing.

     Such statements as well as other statements that are not historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties referred to in this Form 6-K and in our Annual Report on Form 20-F for the year ended December 31, 1999, under "Description of Business--Risk Factors". Actual results, actions or events could differ materially.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

General

     Madge Networks N.V. ("Madge") is a global provider of advanced Internet-centric network services and products, and mission-critical solutions. Our strategy is based on optimizing voice, video and data convergence via Internet Protocol (IP) solutions. We operate through two subsidiary groups, Madge.web and Madge.connect. Madge.web is a global provider of rich content applications and managed network services. Madge.connect is a global supplier of products solutions for mission critical enterprise networks. We market our Madge.web services primarily directly to business customers and serve our customer base for Madge.connect products through a global network of distributors and resellers.

     We reorganized our operational and internal reporting structure in 1999 into services and products segments. Madge.web, formerly known as the Managed Network Services Division, provides services, and Madge.connect, formerly known as Enterprise Network Products Division, provides products. We formally launched a new division, Red-M, in May 2000. Red-M is developing wireless Internet server products that provide Internet and Intranet access from a wide range of mobile devices in the workplace.

Reductions in Madge.connect expenditure

     Starting in the fourth quarter 1999, we have been undergoing a consolidation of our Madge.connect group to create a more simplified business model and we will be continuing this process by significantly reducing the headcount in this division over the remainder of 2000. As part of this reduction on April 17, 2000 we outsourced the Madge.connect Technical Support function to Vital Network Services LLC ("Vital"). The European employees of this group were transferred to Vital and the employment of the remaining personnel was terminated. We are also currently in negotiations with a partner for our video networking division based in Eatontown, New Jersey. It is anticipated that this will further reduce our Madge.connect cost base in the second half of 2000.

Acquisition of Olicom A/S Token Ring Business


     On August 31, 1999 we completed an agreement with Olicom A/S, under which we purchased the intellectual property and the rights to manufacture, sell and develop Olicom's Token Ring product portfolio. The transaction also included Olicom's Token Ring customer base and we hired 55 Olicom employees Subsequent to the acquisition of Olicom, we have reduced and plan to further reduce headcount on our Token Ring business as we simplify the business operation. The purchase price for the acquisition was $21.5 million, which included an initial payment of $12.3 million, $8.5 million placed in escrow relating to future minimum guaranteed payments to be made over three years based on a percentage of our Token Ring revenues and $0.7 million related to the assumption of a warranty liability. In addition, we are committed to a further payment of $2.0 million, which has been placed in escrow and is to be released upon Olicom fulfilling certain technical support milestones which have been met. We were also committed to purchase certain Olicom Token Ring inventory in the quarters following the sale. The agreement, inclusive of $1.2 million of acquisition related expenses, resulted in $22.5 million of specific intangible assets, which are being amortized utilizing a reducing percentage method, which approximates the forecast reduction in Token Ring sales over a three year period. Accumulated amortization as of March 31, 2000 was $5.5 million.

Acquisition of Gains

     On February 5, 1999 we acquired all the outstanding shares of Gains International (C.I.) Limited, Gains Hong Kong Limited and Gains Japan Co. Limited, private companies incorporated in Guernsey, Channel Islands, Hong Kong and Japan, respectively (collectively, "Gains"). Gains is an international carrier supplying the financial sector. The purchase consideration was $46.0 million in cash. After taking into account the cash balances of Gains and capitalized acquisition costs, the net cash outflow was $37.7 million. The acquisition was accounted for under the purchase method, resulting in goodwill of $33.9 million, which is being amortized on a straight-line basis over 20 years. Accumulated amortization as of March 31, 2000 was $1.8 million.


RESULTS OF OPERATIONS

Net Sales

     Total sales were $51.5 million in the three months ended March 31, 2000, an increase of 6%, compared to $48.8 million for the same period in 1999.

     Net sales from Madge.connect, which consist of Token Ring and video networking products, were $43.6 million for the three months ended March 31, 2000, a decline of 1% from $43.9 million for the same period in 1999. Sales of these products represented approximately 85% and 90% of our net sales in the three months ended March 31, 2000 and 1999, respectively. The market for our Token Ring products continues to decline. We are focused on gaining market share in this mature market segment, although we expect our revenues from Token Ring to continue to decline.

     Through our Red-M subsidiary, we are focused on bringing to market new products that provide Internet and intranet access from a wide range of mobile devices in the workplace. We do not anticipate significant revenues from these products in 2000.

     Net sales of Madge.web, which includes the trader voice connectivity service acquired with Gains in February 1999, were $7.9 million, or 15% of net sales, for the three months ended March 31, 2000 compared to $4.9 million, or 10% of net sales, for the three months ended March 31, 1999, an increase of 60%. The three months to March 31, 1999 include Gains net sales only from February 5, 1999. We anticipate significant sales growth from Madge.web during 2000.

Gross Profit

     Gross profit from operations was $15.4 million, or 30% of net sales, for the three months ended March 31, 2000 compared to $20.9 million, or 43% of net sales, for the same period in 1999. Gross profit for Madge.connect was $22.3 million and $21.4 million for the three months ended March 31, 2000 and 1999, respectively. The Madge.web gross loss for the three months ended March 31, 2000 was $6.9 million compared to $0.5 million gross loss for the three months ended March 31, 1999.

     We believe that gross profit for Madge.connect will remain under pressure primarily because of continued price competition. Long-term gross margins in Madge.web are expected to remain lower than margins achieved by Madge.connect, and in the near-term to remain substantially lower until expected economies of scale can be realized through revenue growth in Madge.web.


Sales and Marketing


         Sales and marketing expenses were $19.1 million, or 37% of net sales, for the three months ended March 31, 2000, an increase of 11%, compared to $17.2 million, or 35% of net sales, for the same period of 1999. This increase reflects the addition of headcount and resources in Madge.web. We expect that our sales and marketing expenses will continue to be a significant percentage of net sales in the future, but should decline as a percentage of sales as Madge.web sales grow and the planned headcount reductions in Madge.connect occur.

Research and Development

     Research and development expenses were $5.7 million, or 11% of net sales, for the three months ended March 31, 2000, a decrease of 39%, compared to $9.4 million, or 19% of net sales for the same period in 1999. The majority of research and development expenses were incurred by Madge.connect. The strategy in Madge.connect is to reduce research and development headcount focused on Token Ring and to re-allocate resources to Red-M. As a result we expect that research and development expenditure will decline over the coming quarters. All of our research and development costs have been expensed as incurred. Research and development in Madge.web has increased as we have invested in additional network personnel responsible for the design and integration of the network and systems architecture.

General and Administrative

     General and administrative expenses were $5.4 million, or 10% of net sales, for the three months ended March 31, 2000, an increase of 40%, compared to $3.9 million, or 8% of net sales for the same period in 1999. The increases in expenditures in 2000 compared to 1999 resulted from increased costs incurred as a result of the establishment of Madge.web and amortization of goodwill relating to the acquisition of Gains in February 1999 and amortization of the intangible asset acquired from Olicom in September 1999. The anticipated reduction of headcount in Madge.connect will reduce general and administrative costs in Madge.connect over the longer term.

Earnings before interest, tax, depreciation and amortization

     Earnings before interest, tax, depreciation and amortization ("EBITDA") for the three months ended March 31, 2000 for Madge.web was a loss of $14.2 million, compared to a loss of $10.6 million for the three months ended March 31, 1999. EBITDA for Madge.connect for the three months ended March 31, 2000 was a profit of $5.0 million compared to a profit of $3.2 million for the three months ended March 31, 1999.

Income Tax

     We recorded a provision for income taxes of $0.2 million in the three months ended March 31, 2000. Although on a consolidated basis we were in a net loss position, certain of our entities had net income for the period.

Liquidity and Capital Resources

     We are currently satisfying our liquidity and capital resource requirements through available cash, cash equivalents and bank financing facilities. At March 31, 2000, we had cash and cash equivalents of $19.2 million. An additional $9.2 million of cash is restricted and held in escrow in relation to the Olicom A/S agreement as discussed above. The payment of $2.0 million from the escrow account to Olicom is contingent upon attainment by Olicom of technical support milestones and the remaining $7.2 million is a minimum payment due on future Token Ring sales. Subsequent to March 31, 2000 we paid $1.1 million from this royalty escrow account in respect of sales by us during the three months ended March 31, 2000, bringing the amount held in the escrow account to $8.1 million. Madge and our subsidiaries finance working capital in part through a $30 million two-year financing arrangement secured by accounts receivable generated by U.K. and U.S. Madge.connect entities. We also have a $3.5 million facility that allows borrowing up to an equal compensated cash balance. Amounts outstanding under these arrangements as at March 31, 2000 were $3.2 million and $1.4 million, respectively.

     Net cash used in operating activities for the three months ended March 31, 2000 was $26.6 million. The net cash outflow was attributable to the net loss for the period and the net decrease in working capital mainly due to movements in prepaid and other current assets and other accrued liabilities. Prepayments and other current assets increased in the three months ended March 31, 2000 to $17.8 million from $10.8 million of December 31, 1999. This increase was due in part to a prepayment we made to Celestica, the subcontract manufacturer of our Madge.connect products, to cover overhead expenses as per our agreement with them. Other accrued liabilities were reduced in the three months ended March 31, 2000 to $55.8 million from $65.4 million as of December 31, 1999. This decrease was mainly due to releases from provisions, including restructuring provisions, relating to previous periods.

     Net cash outflow from investing activities for the three months ended March 31, 2000 was $5.2 million. Additions to property and equipment totalled $5.2 million. Purchases of property and equipment were primarily for the build-out of the Madge.web infrastructure, including the Madge Broadcast Network.

     Net cash from financing activities for the three months ended March 31, 2000 was $31.4 million. The net cash inflow was attributable to the issue of common shares of $35.1 million, offset by outflows on leases and short-term loans of $1.2 million and $2.5 million, respectively. During January and February 2000, we sold 2,663,900 common shares in a public offering at per share prices ranging from $10.50 to $13.63. The gross proceeds of the offering were approximately $29.9 million, expenses were approximately $0.7 million and our net proceeds were approximately $29.2 million.

     We did not generate cash from operations in the year ended December 31, 1999 or the three months ended March 31, 2000. Although spending levels are influenced by many factors, based upon our current plans we will need to raise additional capital before the end of fiscal year 2000. We are currently exploring the options available to meet our investment plans including a public or private offering of a portion of the shares of Madge.web, lease funding and other sources of finance. We believe that we will be able to obtain additional funds through private or public equity, bank credit facility or capital lease facilities. There can be no assurance at this time that our currently projected requirements will remain the same given the fact our business is changing and we are actively reviewing business priorities, resource allocation and new business opportunities. If during such period, or thereafter, we are not successful in raising additional capital when required in sufficient amounts and on acceptable terms or in generating sufficient cash flow from operations, these failures could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities of the parent company or any subsidiary, the percentage ownership of our shareholders may be reduced.


                                LEGAL PROCEEDINGS

     In August 1996, a class action lawsuit was filed in the U.S. District Court for the Northern District of California, San Jose Division, naming Madge, Madge Networks, Inc. and certain of our former and current executive officers as defendants. The complaint alleged that the defendants misrepresented or failed to disclose material facts about our operations, anticipated financial results and the anticipated success of our products, in violation of the U.S. federal securities laws. The suit was brought by two individuals, purportedly as representatives of a class of purchasers of our stock during the period from October 12, 1995 to June 13, 1996. In November 1996 and August 1997, the plaintiffs filed amended complaints, each of which the Court dismissed without prejudice. On February 6, 1998, the plaintiffs filed another amended complaint. On April 3, 1998, we and the individual defendants moved to dismiss that complaint. A hearing on that motion was held on July 17, 1998. Before the Court ruled on that motion to dismiss, plaintiffs sought permission from the Court to file another amended complaint. The Court granted plaintiffs request and on February 4, 2000 the plaintiffs filed a fifth amended complaint. On March 3, 2000, we moved to dismiss the most recent complaint. By Order dated May 25, 2000, the Court granted our motion. On May 31,2000, the Court entered judgment for us and the other defendants. The plaintiffs, however, have 30 days from the entry of the judgment to file a notice of appeal against this ruling. Even if the plaintiffs do appeal, we believe the allegations in the complaints to be without merit and intend to continue to defend the trial court's dismissal of the claims vigorously.

     In addition, from time to time, Madge and our subsidiaries are involved in disputes relating to claims arising out of its operations in the normal course of business. Among other things, such claims may relate to allegations of patent infringement, employment-related claims, product warranty claims and service claims. If the judgment in the class action litigation described above were to be successfully appealled by the plaintiffs, our results of operations and financial position could be adversely affected. In spite of this claim, as of the date of this report, we are not a party to any legal proceedings the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on our financial position.

RISK FACTORS

     From time to time, in connection with the United States Private Securities Litigation Reform Act 1995, reference may be made to risks addressed in our public filings with the Securities and Exchange Commission. All the following factors should be considered carefully before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our securities could decline, and you may lose part or all of your investment.

            RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS

We have had difficulty managing our changing operations and acquisitions, which has harmed and may continue to harm our business

     We reorganized our operational and internal reporting structure in 1999 into two products and services subsidiary groups, Madge.web and Madge.connect, which became separate legal entities at the end of 1999. We also launched a third division, Red-M in May 2000. Madge.web is a global provider of rich content applications and managed networks services. Madge.connect is a global supplier of product solutions for mission critical enterprise networks. Red-M is developing wireless Internet server products that provide Internet and Intranet access from a wide range of mobile devices in the workplace. Our ability to operate within this corporate structure, which includes our recent acquisition of Gains within the Madge.web group, is untested and our Madge.web and Red-M businesses largely unproven. Because the Token Ring industry serviced by Madge.connect continues to decline, if we are unsuccessful in developing the Madge.web and Red-M businesses, our business and results of operations will suffer significantly.

     The ongoing restructuring within the Madge.connect group to create a more simplified business model means a further reduction in headcount from the fourth quarter 1999 level. This is anticipated to be completed by end of 2000 and will mean Madge.connect will have a significantly reduced headcount. As a result a number of sales offices world-wide will be closed or substantially downsized as we plan to move to a model of using independent sales agents in most countries either in addition to, or more often, instead of our own employees. The challenge of managing expenses to changing sources of revenue may lead us to adjust further our business priorities and resource allocation.

     As a result of our reorganisation, the ongoing restructuring and downsizing and certain acquisitions that we made over the last five years that we were not completely successful in integrating into our operations, our management personnel have had increased responsibilities, which has strained and continues to strain operational, management, financial and other resources and weaken our ability to retain employees. In addition, there can be no assurance that we will successfully integrate any future acquisitions into our operations.

We need significant additional capital and if we cannot obtain this funding on commercially reasonable terms, our business will suffer

     We did not generate cash from operations in the year ended December 31, 1999 and the three months ended March 31, 2000. Although spending levels are influenced by many factors, based upon our current plans we will need to raise additional capital before the end of fiscal year 2000. We are currently exploring the options available to meet our investment plans including a public or private offering of a portion of the shares of Madge.web, lease funding and other sources of finance.. We believe that we will be able to obtain additional funds through private or public equity, bank credit facility or capital lease facilities. There can be no assurance at this time that our currently projected requirements will remain the same given the fact our business is changing and we are actively reviewing business priorities, resource allocation and new business opportunities. If during such period, or thereafter, we are not successful in raising additional capital when required in sufficient amounts and on acceptable terms, generating sufficient cash flow from operations, these failures could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities of the parent company or any subsidiary, the percentage ownership of our shareholders may be reduced.

Our revenue, expenses, liquidity and operating results are subject to significant fluctuation, which could contribute to disparate quarterly results, resulting in fluctuation in the price of our common shares

     We have experienced quarterly fluctuations in operating results and anticipate that these fluctuations will continue. Various factors contribute to this uncertainty, including:

-    the timing of operating expenditures;

-    the size and timing of customer orders;

-    the mix of products sold by Madge.connect;

-    the mix between services and products sold;

- the mix of distribution channels through which our products and services are sold;

- economic conditions specific to the personal computer and computer networking industries;

-    the pattern of end-user purchasing cycles;

-    the introduction of new products and services by us and our competitors;
     and

- general economic conditions which may effect such things or the price we can charge for our products and services;

     Typically in Madge.connect, net sales in the first quarter of each year are generally weak. Madge.web enters into customer contracts, typically for one year or more, that provide for either monthly or quarterly payments, and as such Madge.web revenue is also subject to fluctuations as customer contracts end, tariff rates change and new contracts are signed. Madge.connect generally operates with little backlog, although we sometimes receive end-of- quarter orders that are not shipped until the following quarter. Additionally, a significant portion of our operating expenses are fixed expenditures, based primarily on sales forecasts determined months or years in advance. If net sales do not meet our expectations in any period, our operating results will be adversely affected. Moreover, restructuring expenses have strained and may continue to strain our cash resources. In the year ended December 31, 1999 and the three months ended March 31, 2000, we did not generate cash from operations. If actual expenditures exceed estimates or if the timing of the restructuring charges changes, we will need to expense additional amounts in future quarters. Any one or combination of these factors and our failure to adequately anticipate their effect could contribute to wide period-to-period fluctuations and could materially and adversely affect our business.

We continue to be dependent upon revenue generated by our token ring business

     Our revenue has largely been derived from the sale and licensing of Token Ring products and technology. We derived approximately 65%, 72% and 74% of our net sales from our Token Ring products for the years ended December 31, 1997, 1998 and 1999, respectively. Thus, we depend upon the continued market acceptance of Token Ring and related technologies. Our total sales of Token Ring adapter cards have declined over for the last three years and we believe they will continue to decline. If the Token Ring market remains static, or declines further, our net sales and profitability could further decrease unless we are successful in our strategy of building market share and of bringing to market new products and services in order to counteract the declining Token Ring market. In April 2000, we outsourced our technical support function to Vital Networks LLC ("Vital") and although Vital agreed to provide our customers with certain measurable levels of support, this relationship, and Vitals' ability to deliver the kind of service Madge had previously been providing directly to its customers, is untested. Our customers will ultimately all be required to pay for technical support services that we had provided ourselves free of charge. This may reduce customer satisfaction and could have an adverse impact on our future revenues.

We are dependent upon a limited number of suppliers and subcontractors

     The chipsets and components used in certain of our products are currently available only from a single source or limited sources, for example, chipsets used in certain of our Token Ring adapter card products that are currently available only from Texas Instruments or NEC Corporation. The nature of the high technology components business is such that the vendors supplying such chips and components are few and it takes time and effort to identify and qualify alternative sources for such components. While our operating results have not, to date, been materially adversely affected by any shortages, we have experienced delays in the receipt of certain of our key components. For instance, we have encountered difficulties in acquiring adequate and timely quantities of two of our custom Application Specific Integrated Circuits ("ASIC") used in certain of our products and have been notified of the discontinuation of a number of our key components and in acquiring sufficient quantities of memory. The inability to obtain sufficient key components as required, or to develop alternative sources as we anticipate could be required in the future, could result in increased costs and delays or reductions in product shipments which, in turn, could have a material adverse effect on our results of operations.

     Our continued reliance upon third-party manufacturers and suppliers involves several potential risks, including the absence of adequate capacity, the unavailability of or interruptions in access to certain process technologies and reduced control over delivery schedules, manufacturing yields and costs. In the event that a significant subcontract manufacturer or supplier were to become unable or unwilling to continue to manufacture our key products in required volumes, we would be required to identify and qualify acceptable additional sources for its products or to manufacture the products ourselves. The identification and qualification process could lead to delays and additional costs and no assurances can be given that additional sources will become available to us on a timely basis or that we could manufacture such products ourselves on a timely or cost-effective basis. In addition, if any other significant source partner were to establish a strategic working relationship with one or more of our competitors or were to enter into direct competition with us, our business could be materially adversely affected.

     The switches and routers used in the Madge.web Overnet are provided primarily by Nortel and Cisco. The components we use are, however, based on industry standards, and alternate sources of comparable equipment exist. Our suppliers also sell products to our competitors and may become competitors themselves. There can be no assurance that we will not experience delays in receiving components from our suppliers, or that such suppliers will not enter into exclusive arrangements with our competitors or stop selling their products to us at commercially reasonable terms or at all. In the event that we are required to seek alternate sources of switches and routers, we are likely to experience delays in obtaining the requisite equipment and may be required to pay higher prices for such equipment. Such delays, while unlikely in management's view to adversely affect the provision of services to our customers, is likely to result in delays or increased costs of expanding and maintaining the Madge.web Overnet.

We rely on third-party suppliers of Internet capacity, the interruption or loss of which would harm our Madge.web operations

     Madge.web leases transmission capacity from many suppliers, both to link customers to our network and for other transmissions. We could experience delays or interruptions in transmission capacity from these suppliers. Additionally, we may be unable to obtain such services within the requisite time periods or at a reasonable cost. We may also be unable to purchase international capacity where it is economically and legally feasible. Any failure to obtain transmission capacity in a particular jurisdiction or any interruption of local access could disrupt our service and harm our Madge.web operations and customer relationships and could restrict our planned growth.

We operate our Madge.web services in a regulated industry that is evolving quickly and we are unable to predict these changes, some of which could restrict our ability to generate revenue

     We hold direct licenses to operate voice services in the United States (a FCC214 license) and in the United Kingdom (a ISVR license). In all other countries in which we operate we are currently entitled to operate voice, and, if required, other services pursuant to agreements we have with third party local carriers, who themselves hold the required licenses. We believe that we are substantially in compliance with applicable telecommunications regulations in the markets we have entered and in the markets we intend to enter in through 2000. In countries where some or all telecommunications services are subject to a monopoly we may be required to enter into an arrangement with the incumbent public telecommunications organization before providing services. Compliance issues may exist for certain services in a number of countries. There can be no assurance that we will be able to either enter into or maintain the requisite commercial agreements in the countries in which we currently or in the future intend to offer services or will be able to comply with local regulatory requirements at a reasonable cost or at all.

     In recent years there have been a number of United States and foreign legislative and other initiatives seeking to control or affect the content of information provided over the internet. Some of these initiatives would impose criminal liability upon persons sending or displaying, in a manner available to minors, indecent material or material harmful to minors. Liability would also be imposed on an entity knowingly permitting facilities under its control to be used for such activities or other illegal purpose. These initiatives would also greatly increase our obligations with respect to the tracking, storage and retrieval of information carried by our network. These initiatives may decrease demand for internet access, deter the development of internet content, substantially increase our costs of operation and/or have other adverse effects on our business.

Loss or modification of our relationships with third-party distributors and resellers would harm our operations and sales

     A majority of our product sales are fulfilled and distributed world wide through a network of distributors, value-added resellers and original equipment manufacturers. Our indirect distribution channels vary by division and from country to country. In the United States, the distribution channels include major national distributors, such as Ingram Micro, Inc. and Tech Data Corporation, Inc. In Europe, Asia and other markets, we sell our products predominantly through distributors and resellers, but also in certain circumstances, directly to end-users. We generally do not have long-term contracts with these distributors and resellers and we are increasingly selling our Madge.connect products through third party sales commission agents who are not our employees. We must now also depend on distributors of the former Olicom product line, many of which do not have an established relationship with us. The loss of a distributor or reseller or a sales commission agent in a particular region could impair our operations in that region. Any resulting declines in sales could decrease revenue. Until alternative distribution channels could be established, if at all, our business would suffer. The loss of a significant number of key sales personnel including sales commission agents would also affect our ability to manage our distributors and resellers and continue to secure revenue from them.

If we do not develop revenue-generating products from our research and development group, our business will be harmed

     To the extent that the level of our research and development expenditures do not result in revenue-generating products or services, our results of operations could be adversely affected. We focus a significant portion of our resources on the development of products and services for unproven or developing technology markets. We will face risks to our business in the event that the markets for these new products and services do not develop as expected. We will also need to invest in making our existing and future products easier to understand, install and use and in educating our sales force and other personnel on changing technology, evolving industry standards and new product and service offerings some of which we anticipate will be sold to markets in which we have little or no experience of operating. There can be no assurance that we will be able to respond effectively to technological changes, or new industry standards or will be successful in our current or future product and/or service development efforts. From time to time we may announce plans to develop new products, new product features and services. Although we have announced and may in the future announce expected shipment dates for certain products and features, or dates for launching new services, schedules for high technology products and services are difficult to predict, and there can be no assurance that we will achieve our expected shipment dates or launch dates for new services. Our business could be adversely affected if we were to incur significant delays, if any of our development projects were to be unsuccessful or were not to gain market acceptance. Our services need certain licenses and have to meet certain regulatory approvals for us to be able to market them in different countries. Our products may also be subject to safety and Federal Communications Commission standards in the United States and other regulatory approvals. Failure to meet these standards or to obtain those approvals/licenses could have an adverse impact on our business. Another key element to our success will be our ability to ensure continued compatibility and interoperability of our products with products from other leading networking vendors, as well as with various personal computer architectures and network operating systems. To this end we test our products for interoperability with the products of other leading vendors and also performance benchmark testing. There can be no guarantee we will be able to maintain this compatibility.

Our products or services may contain defects that may cause us to incur significant costs, divert our attention from product development, expansion of our Madge.web and Red-M businesses and/or result in the loss of customers

     Networking products frequently contain undetected software and hardware defects when first introduced or as new versions are released. Our products are complex and defects may occasionally be found. In addition, our products are often embedded in or deployed in conjunction with our customers' products, which incorporate a variety of components produced by third parties. We may on occasion sell products which are manufactured by others and for which we lack resources and familiarity to trouble-shoot effectively. As a result, when problems occur, it may be difficult to identify the source of the problem. Our services rely upon an often complex series of network, connections and transmissions, some of which are, or will be brand new and as yet untested. If problems are found, in either the products or services division, we may divert resources to address the problem and may incur significant damages or warranty and repair costs. We may divert the attention of our engineering personnel from product and/or services development and we could face significant market acceptance or customer relation problems or the loss of customers. These problems may then adversely impact our business.

Returns or warranty costs in excess of our budgeted amounts could harm our results of operations

     The terms of our reseller and distributor relationships subject us to certain risks. we grant some resellers and distributors limited rights to exchange unsold products for new purchases. Although we allow for projected returns and to date have been fairly accurate with these predictions, these allowances may not be sufficient in the future to offset product returns in the future. In addition, we provide price protection to certain distributors. a significant decrease in the price of our products, which exceed the amounts that we have reserved, could have an adverse effect on our operating results. Moreover, the warranty reserves may not cover actual costs. if any one of these allowances is inadequate, our profitability could decrease.

The loss of the services of our management and other key employees could harm our results of operations and inhibit growth

     Our success depends significantly on the contributions of Robert H. Madge, our principal founder and chief executive officer. The loss of Mr. Madge's services could harm our results of operations and competitive position. We also depend upon a limited number of members of senior management and other key employees. Loss of the services of key personnel in previous restructurings compromised the efficiency of our operations and there is no assurance that our current or future restructurings would not have the same effect. In addition, our acquisitions and subsequent restructurings strained and may continue to strain operational, financial and other resources and may weaken our ability to attract and retain employees. Due to the level of technical and management expertise necessary to our industry, we must recruit and retain highly qualified and well-trained personnel for our Madge.web and Red-M divisions in particular. Competition for these employees is intense. If we cannot attract and retain qualified personnel, our business and prospects will suffer.

If we fail to establish or maintain relationships with parties that agree to resell our products on an original equipment manufacturer basis, our revenue will decrease

     We anticipate that a portion of our future revenue will be derived from sales to customers that integrate our existing and new products into their own or resell our products under their own brand names. Therefore, our revenue will be increasingly dependent upon the ability and willingness of these original equipment manufacturers to promote products that incorporate our products and technology. Their ability and willingness to do so is based upon a number of factors, including:

- our timely development of new products with increased reliability, functionality, speed and performance at acceptable prices to end users;

-    the compatibility of our technology with changing industry standards;

-    general industry competition; and

-    overall economic conditions.

     Many of these factors are beyond our control. Additionally, these customers may have profitability or other incentives to promote internal solutions or competing products in lieu of products incorporating our technology. Sales by these customers also could compete with our products, possibly impacting our sales, reducing our margins and adversely affecting the marketability of our products. Our inability to promote sales through these manufacturers could decrease our revenue.

     We may also enter into agreements to obtain products from another manufacturer or manufacturers for resale on a Madge-labeled or OEM basis, such as our agreement with Intel. We are dependent in any such arrangement upon the manufacturer of products to provide us with timely shipments of quality products on a cost-effective basis, and may also depend upon our OEM supplier for technology, intellectual property indemnification, support and other assistance. There is no guarantee that an OEM supplier can or will continue to provide such things on a cost-effective basis.

We depend upon our international operations, which subject us to currency exchange rate fluctuations

     We are a global company, with our headquarters and most of our operations based outside the United States. We derived approximately $252.6 million, $199.7 million and $145.0 million, or 66%, 66% and 74%, of our total net sales from operations outside of the Americas in the years ended December 31, 1997, 1998 and 1999, respectively. We expect that international sales will continue to represent a majority of our net sales. A significant portion of our transactions are in currencies other than the U.S. dollar. As a result, we are subject to currency exchange rate fluctuations and the associated difficulty of administering business globally. Fluctuations in the value of foreign currencies cause revenue or other numbers tied to the U.S. dollar to change in comparison with similar numbers in previous periods. Due to the number of currencies involved, the constantly changing currency exposures, and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. These exchange rate fluctuations could distort the results of our operations.

We may not have adequately protected our intellectual property

     Our ability to compete successfully depends, in part, on our ability to protect the proprietary technology contained in our products, services and network. We currently rely on a combination of patent, trademark, copyright and trade secret laws and contractual provisions to establish and protect proprietary rights in our products and services. We generally enter into confidentiality and/or license agreements with our employees, distributors, customers and suppliers, that limit access to and distribution of our proprietary information. Olicom has warranted that the intellectual property we acquired from it does not infringe third party rights. We also rely upon a number of third party licenses that Olicom had in order to continue to produce their products. All material licenses have been assigned; however we have reached only oral agreements regarding a number of licenses of lesser importance. In addition, the products Red-M is developing may well be jointly developed with our competitors in this developing market. Our ability to protect our intellectual property and get rights from others to use their intellectual property will be key to our success in this market.

     We have received letters alleging or implying that our products infringe certain patents of third parties, including a letter from Lucent Technologies and a letter from Hitachi and may receive similar claims in the future. In 1999 we entered into a three year license with IBM whereby we licensed from them a number of their patents and they licensed from us a number of our patents. There can be no assurance that we will obtain a future license from IBM when this license expires or from any other third party, if required in the future, on commercially acceptable terms. We can similarly give no assurances that third parties will not assert infringement claims against us in the future with respect to current or future products. Any such assertion could require expending significant sums in litigation, could require the payment of damages, and could require the use of other, more expensive and/or less suitable technology, the development of non-infringing technology or the acquisition of licenses to the technology that is the subject of asserted infringement.

Our common share price has been, and is likely to continue to be, volatile and could drop unexpectedly

     The trading price of our common shares has been volatile and may continue to be volatile in response to the following factors:

-    quarterly variations in our operating results;

- announcements of technical innovations, new products or services by us or our competitors;

- investor perception of us, the markets we operate in or the Internet in general;

-    changes in financial estimates by securities analysts; and

-    general economic and market conditions.

     The stocks of many technology companies have experienced significant fluctuations in trading price and volume. Often these fluctuations have been unrelated to operating performance. Declines in the market price of our common shares could also materially adversely affect employee morale and retention, our access to capital and other aspects of our business.

If our share price remains volatile, we may become subject to securities litigation, which is expensive and could divert our resources

     In the past, following periods of market volatility in the price of a company's securities, security holders have instituted class action litigation. Many Internet-related companies have been subject to this type of litigation. If the market value of our common shares experiences adverse fluctuations, and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted, causing our business to suffer.

                     RISKS RELATED TO OUR CAPITAL STRUCTURE

Our founder continues to exercise control over us and could have interests that differ from shareholders' interests

     Various trusts established by Robert Madge, our principal founder and chief executive officer indirectly owned approximately 44.03% of the outstanding common shares as of March 31, 2000. Therefore, the trustees have the power to control or influence matters submitted for shareholder approval, including the election of directors. Certain transactions, which also require shareholder approval, will be more difficult to consummate without the support of the trusts. Such transactions include proxy contests, acquisitions, tender offers, open market purchase programs or other purchases of common shares that could give our shareholders the opportunity to realize a premium over the then-prevailing market price for their shares. In addition, Mr. Madge personally holds options to purchase common shares, of which options with respect to 1.2% of our outstanding common shares have vested or will vest within 60 days from March 31, 2000.

Our charter documents and the laws of The Netherlands could make it more difficult for a third party to acquire us.

     The shareholders have authorized our Management Board to issue preferential shares and common shares for a fixed period of time without further shareholder approval. The issuance of such preferred shares and common shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting shares of Madge.

Because judgments against Netherlands corporations are not enforceable in the United States, you may have difficulty asserting claims against us

     Judgments of United States courts, including judgments against us or our officers and directors based upon allegations of violations of United States federal or United States state securities laws, may not be enforceable in The Netherlands or elsewhere outside the United States.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     Madge Networks N.V.


                                     By:  /s/ ROBERT MADGE
                                          -------------------
                                          Robert H. Madge
                                          Managing Director



     Date: June 16, 2000

                                  EXHIBIT INDEX


                                                               Page
                                                               ----
Exhibit A      First Quarter Press Release                      25




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